Form 6-K

No. 2

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004,

Commission file number:   0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: May 20, 2004	By	/s/ William G. E. Jacobs

PRESS RELEASE	|	Stockholm, Wednesday, May 19, 2004 Page 1 of 1

Electrolux settles vacuum cleaner lawsuit in the US

(ELUX) Electrolux and the plaintiff John North have reached a settlement agreement in the vacuum cleaner trade secrets case regarding certain upright, cyclonic vacuum cleaners. As a result, the case will not be decided by a jury in El Paso, Texas, USA and the matter is concluded.

Per the agreement, Electrolux will pay the plaintiff USD 30M and the plaintiff has agreed to drop all claims, including future claims, in the matter. No further details of the settlement are available.

Electrolux entered into the settlement because it brought the matter to an end with a known outcome rather than the uncertainty of a jury decision. The Group maintains that there is no merit to the charges.

—end

Further information
The Electrolux Press Hotline is available at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124 billion and 77,000 employees.